Item 1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro Records 21% YoY and 16% Sequential Growth in Net Income
Results for the quarter ended September 30, 2009 under IFRS
Bangalore, India and East Brunswick, New Jersey, USA — October 27, 2009 — Wipro Limited (NYSE:WIT) today announced financial results under IFRS for its second fiscal quarter ended September 30, 2009.
Highlights of the Results:
•	IT Services Revenue in dollar terms was $1,065.2 million, a sequential growth of 3.2% and YoY decline of 4%.

•	IT Services Revenue on constant currency was $1,052.5 million, a sequential growth of 1.9%. On a constant currency basis, YoY decline was 1.6%.

•	Total Revenues were Rs. 69.18 billion ($1.44 billion1), representing an increase of 6% over the same period last year.

•	Net Income was Rs. 11.71 billion ($243 million1), representing an increase of 21% over the same period last year.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 11.63 billion ($242 million1), representing an increase of 20% over the same period last year.

•	IT Services Revenues were Rs. 49.98 billion ($1,039 million1), representing an increase of 5% over the same period last year.

•	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 11.80 billion ($245 million1), representing an increase of 19% over the same period last year.

•	IT Services added 37 new clients in the quarter.

•	IT Products Revenue grew 19% over the same period last year and EBIT grew by 48%.

•	Consumer Care and Lighting Revenue grew 15% over the same period last year and EBIT grew 12%.
Performance for the Quarter ended September 30, 2009 and Outlook for our Quarter ending December 31, 2009
Azim Premji Chairman of Wipro, commenting on the results said —
“We see more stability in volumes and pricing as well as an improving demand environment. Our broad portfolio of services and strong delivery excellence continues to position us as a partner of choice with customers, as they focus on capital conservation and cost transformation. Looking ahead for the quarter ending December 31, 2009, we expect revenues from our IT Services business to be in the range of $1,092 million to $1,113 million*”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2009, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.48.09. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2009 was US$1=Rs.46.92

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“Our unwavering commitment to operational improvements continues to pay dividend, resulting in double-digit sequential growth in Profit After Tax. Margins for the IT Services business stood at 23.6%, an expansion of 143 bps sequentially and 268 bps YoY.”

*	Guidance is based on constant currency exchange rates, GBP/USD at 1.64, Euro/USD at 1.44, USD/INR at 48.33
Wipro Limited
Total Revenue for our quarter ended September 30, 2009 was Rs. 69.18 billion ($1.44 billion1), representing an increase of 6% over the same period last year. Net Income for our quarter ended September 30, 2009 was Rs.11.71 billion ($243 million1), representing an increase of 21% over the same period last year. Net Income for our quarter ended September 30, 2009 on an Adjusted Non-GAAP basis (excluding impact of accelerated amortization of stock based compensation) was Rs. 11.63 billion ($242 million1), representing an increase of 20% over the same period last year. Earnings per Share for our quarter ended September 30, 2009 were Rs. 8.04 ($0.171), representing an increase of 20% over the same period last year. Non-GAAP Adjusted Earnings (excluding impact of accelerated amortization of stock based compensation) per Share for our quarter ended September 30, 2009 were Rs. 7.99 ($0.171), representing an increase of 20% over the same period last year.
Reconciliation between IFRS net income and Non-GAAP adjusted net income (excluding impact of accelerated stock based compensation) is provided in the table on page 8.
IT Services (72% of Total Revenue and 89% of Operating Income for our quarter ended September 30, 2009)
Our IT Services business segment recorded Revenue of Rs. 49.98 billion2 ($1039 million1) for our quarter ended September 30, 2009, representing an increase of 5% over the same period last year. EBIT for this segment was Rs. 11.80 billion ($245 million1) for our quarter ended September 30, 2009, representing an increase of 19% over the same period last year.
Our Operating Income to Revenue for this segment was 23.6% for our quarter ended September 30, 2009.
We had 97,891 employees as of September 30, 2009.
Wipro has entered into a multi-year agreement with a leading global pharmaceutical company. Wipro will provide end-to-end infrastructure management (IM) including end-user computing services, networks and security services, data center services, asset management and service desk support. The provision of global support will span across North America, Latin America, East and West Europe and Asia covering 38 countries and 110 locations.
Wipro has entered into a multi-year contract with an iconic beverage company based in Australia for managing, supporting and provisioning the customer’s IT infrastructure, data centers, providing Disaster

[2]	IT Services business segment Revenue was Rs. 49.96 billion for the quarter ended September 30, 2009 under the Indian GAAP. The difference of Rs. 24 million ($0.50 million1) is primarily attributable to differences in accounting standards under Indian GAAP and IFRS.

Recovery Services and support of different business applications across Australia, US and Europe. Wipro will use its delivery centers across the globe for rendering these services.
Wipro Technologies has entered into a 5 year agreement with BP to provide IT Applications Development and Maintenance (ADAM) services for BP’s Fuels Value Chain and Corporate businesses globally. BP has undertaken a programme to consolidate its IT ADAM vendors and Wipro has been selected as a strategic partner after a rigorous selection procedure which assessed the IT major on its IT capabilities, domain knowledge of the Oil and Gas sector and proven past record of operational transformation for customers.
Wipro will take over the global responsibility for providing Nokia Siemens Networks with application management services for SAP, delivery, marketing and sales, and product data management applications. In addition, over 50 employees are planned to transfer to Wipro.
The India & Middle East geography saw some marquee wins and multi-year deals being signed in this quarter. Wipro and Lavasa entered into a partnership for planning, implementing and managing Information & Communication Technology services across Lavasa city. The strategic partnership is intended to focus on providing integrated and effective solutions for enhancing IT operations within the Hill city.
Wipro entered into a 10 year Total Outsourcing agreement with Delhi International Airport Limited (DIAL) to provide world class IT Infrastructure and Services for Indira Gandhi International Airport (IGIA), New Delhi. The total outsourcing engagement will deliver business IT alignment for DIAL by combining leading airport solutions with Wipro’s strong practices of governance, process excellence and integrated service delivery. Wipro is responsible for complete IT management in Terminal 3 of IGIA and will deliver seamless and highly available Airport IT operations.
Analyst References
Wipro was rated ‘Positive’ in the Market Scope for SOA Consulting and System Integration services, North America in the recently published report by Gartner Inc. (July 31, 2009). This Market Scope assessed 13 consulting and system integration service providers on their service-oriented architecture capabilities in North America. Evaluation criteria include customer experience, market understanding, product/services, market presence and innovation.
Awards and Recognition
Wipro was a winner in the 2009 ASTD (American Society of Training and Development) BEST Awards Competition. Wipro has the unique distinction of having won this award for a sixth year in succession. For this achievement, Wipro has been honoured with an exclusive recognition in a logo which says “ASTD Best Award Winner, 2004-2009”
Wipro figured in the joint second position in the list of Top 5 Green Electronics Brand as per the latest edition of the Greenpeace Guide to Greener Electronics, because of our strong focus on e-waste management and climate control.
Wipro’s website was awarded the WebAward “For Outstanding Achievement in Web Development” under the category — Consulting Standard of Excellence by Web Marketing Association.
Wipro won the 2009 Asian MAKE awards. The panel recognized Wipro Technologies for enterprise knowledge sharing and collaboration. Wipro Technologies is a seven-time Asian MAKE Winner.
Reinforcing its position as the largest third party R&D services provider in the world, Wipro was named the No. 1 service provider in a comprehensive ranking titled “Global R&D Service Providers’ Rating”, by Zinnov Management Consulting Pvt. Ltd, a leading management consulting firm.

Wipro was also rated for the first time by Standard & Poor’s Rating Services. S&P has assigned Wipro an investment grade rating of “BBB” with a stable outlook, which is higher than India’s sovereign rating. This rating was announced by S&P in a press release dated Oct 26, 2009. S&P on assigning the rating cited Wipro’s modest financial risk profile, superior cost efficiency, and business and customer diversity in its IT business as its key strengths.
Innovation
Taking its innovation agenda forward, Wipro partnered with Knowledge@Wharton to launch a Global Innovation Tournament. The objective of this unique tournament is to select the best and the most innovative technology-based tools that have the ability to help companies gain a competitive advantage by increasing revenues, cutting costs and improving customer experience.
IT Products (17% of Total Revenue and 5% of Operating Income for our quarter ended September 30, 2009)
Our IT Products business segment recorded Revenue of Rs. 11.85 billion ($247 million1) for our quarter ended September 30, 2009, recording a growth of 19% over the same period last year. EBIT for this segment was Rs. 612 million ($12.7 million1) for our quarter ended September 30, 2009.
Our Operating Income to Revenue for this segment was 5% for our quarter ended September 30, 2009.
Return on Capital Employed (ROCE) for our IT Services and Products segment was 46% for our quarter ended September 30, 2009, compared to 45% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our quarter ended September 30, 2009)
Our Consumer Care and Lighting business segment recorded a Revenue of Rs. 5.56 billion ($116 million1) for our quarter ended September 30, 2009, representing an increase of 15% over the same period last year. EBIT for this segment was Rs. 732 million ($15.2 million1) for our quarter ended September 30, 2009, representing an increase of 12% over the same period last year.
Our Operating Income to Revenue for this segment was 13% for our quarter ended September 30, 2009. ROCE for this segment was 16% for our quarter ended September 30, 2009, compared to 14% for the same period last year.
Wipro GE HealthCare
Wipro GE Healthcare, the joint venture between Wipro Ltd. and GE Healthcare, integrated several existing stand-alone business units and manufacturing plants of GE Healthcare in India under the Wipro GE Healthcare entity. This strategic move will lead to more effective management and resource utilization and help accelerate growth for GE Healthcare, the US$17 billion healthcare business of General Electric Company through Wipro GE Healthcare’s large distribution network. With the growing demand for health care in India and South Asia, this move will define the next stage of market leadership for the entity.
About Non-GAAP financial measures
The Company provides Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) to supplement reported IFRS results. Our Non-GAAP Adjusted Net Income excludes the incremental impact on Net Income in respect of stock options that vest in a graded manner of recognizing stock compensation expense on an accelerated amortization basis over recognizing stock compensation expense on a straight line basis. This Non-GAAP Net Income is a measure defined by the SEC as a Non-GAAP financial measure. This Non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with IFRS or GAAP, and may be different from Non-GAAP measures used by other companies. In addition to this Non-GAAP measure, the financial statements prepared in accordance with IFRS and reconciliations of our IFRS financial statements to such Non-GAAP measure should be carefully evaluated.
The Company believes that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company considers the stock option award with the graded vesting schedule to be in substance a single award and the related stock compensation should be amortized on a straight line basis. However, the Company records the stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of these items from net income provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management also uses financial statements that excludes the incremental impact of amortizing stock compensation expense on an accelerated amortization basis over recognizing stock compensation expense on a straight line basis. The management of the Company also uses Non-GAAP adjusted net income, in addition to the corresponding IFRS measures, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP net income as compared to the IFRS measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of Non-GAAP measures, by presenting the corresponding IFRS financial measures and by providing a reconciliation to the corresponding IFRS measure.
Our results for the quarter ended September 30, 2009, computed under Indian GAAP and IFRS, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of infrastructure engineering, and consumer products & lighting.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in.
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

	As of	As of
	March 31, 2009	September 30, 2009	September 30, 2009
			Convenience translation
			into US$
ASSETS
Goodwill	56,143	54,548	1,134
Intangible assets	3,493	3,253	68
Property plant and equipment	49,794	50,293	1,046
Investment in equity accounted associates	1,670	1,863	39
Other non-current assets	10,785	8,145	169

Total non-current assets	121,885	118,102	2,456

Inventories	7,586	6,735	140
Trade receivables	48,612	45,632	949
Other current assets	15,297	10,479	218
Unbilled revenues	14,108	16,723	348
Available for sale financial investments	16,543	42,779	890
Derivative asset	1,162	2,575	54
Current tax assets	9,826	11,304	235
Cash and cash equivalents	49,117	31,159	648

Total current assets	162,251	167,386	3,481

TOTAL ASSETS	284,136	285,488	5,937

EQUITY
Share capital	2,930	2,933	61
Share premium	27,280	28,053	583
Retained earnings	126,646	141,633	2,945
Share based payment reserve	3,745	3,608	75
Other components of equity	(12,915)	(8,900)	(185)
Shares held by control trust	(542)	(542)	(11)

Equity attributable to the equity holders of the company	147,144	166,785	3,468
Minority Interest	237	373	8

Total equity	147,381	167,158	3,476

LIABILITIES
Long-term loans and borrowings	19,681	20,404	424
Employee benefit obligations	3,111	2,818	59
Other non-current liabilities	1,668	709	15

Total non-current liabilities	24,460	23,931	498

Short-term loans and borrowings and bank overdrafts	37,211	23,052	479
Trade payables	42,779	45,759	952
Unearned revenues	6,734	4,258	89
Current tax liabilities	6,492	7,104	148
Derivative liabilities	12,022	6,889	143
Other current liabilities	7,057	7,337	153

Total current liabilities	112,295	94,399	1,963

Total liabilities	136,755	118,330	2,461

TOTAL LIABILITIES AND EQUITY	284,136	285,488	5,937

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2008	2009	2009	2008	2009	2009
			Convenience			Convenience
			translation into			translation into
			US $			US $

Gross revenues	65,303	68,937	1,434	125,718	132,805	2,762

Cost of revenues	(46,140)	(47,522)	(988)	(88,441)	(90,769)	(1,887)

Gross profit	19,163	21,415	445	37,277	42,036	874

Selling and marketing expenses	(4,422)	(4,490)	(93)	(8,632)	(8,730)	(182)
General and administrative expenses	(3,514)	(3,976)	(83)	(6,742)	(7,528)	(157)
Foreign exchange gains/(losses), net	(281)	240	5	(978)	(1,166)	(24)

Results from operating activities	10,946	13,189	274	20,925	24,612	512

Finance and other income / (expenses), net	233	681	14	549	1,036	22
Share of profits of equity accounted associates	106	112	2	213	226	5

Profit before tax	11,285	13,982	291	21,687	25,874	538

Income tax expense	(1,559)	(2,217)	(46)	(3,002)	(3,957)	(82)

Profit for the period	9,726	11,765	245	18,685	21,917	456

Attributable to:
Equity holders of the company	9,704	11,707	243	18,651	21,810	454
Minority interest	22	58	1	34	107	2
Profit for the period	9,726	11,765	245	18,685	21,917	456

Earnings per equity share:
Basic	6.68	8.04	0.17	12.84	14.97	0.31
Diluted	6.63	7.97	0.17	12.75	14.86	0.31

Weighted average number of equity shares used in computing earnings per share
Basic	1,453,493,031	1,456,868,080	1,456,868,080	1,453,130,377	1,456,539,693	1,456,539,693
Diluted	1,463,732,182	1,468,243,743	1,468,243,743	1,462,368,363	1,467,911,787	1,467,911,787

Additional Information
Segment Revenue
IT Services	47,491	49,981	1,039	91,519	98,246	2,043
IT Products	9,925	11,854	247	17,247	19,191	399
IT Services & Products	57,416	61,835	1,286	108,766	117,437	2,442
Consumer Care and Lighting	4,833	5,559	116	9,583	10,757	224
Others	2,773	1,783	37	6,391	3,445	72
Total	65,022	69,177	1,438	124,740	131,639	2,737

Operating Income
IT Services	9,936	11,795	245	19,104	22,493	468
IT Products	413	612	13	670	904	19
IT Services & Products	10,349	12,407	258	19,774	23,397	487
Consumer Care and Lighting	652	732	15	1,275	1,524	32
Others	(55)	50	1	-125	(309)	(6)
Total	10,946	13,189	274	20,925	24,612	512

Reconciliation of adjusted non-GAAP profit to comparable profit

Net Income as per GAAP	9,704	11,707	243	18,651	21,810	454

Adjustments:
Accelerated amortization of stock options that vest in a graded manner	26	(72)	(1)	190	(130)	(3)

Adjusted non-GAAP profit	9,730	11,635	242	18,841	21,680	451